EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our reports dated January 28, 2003 with respect to the consolidated balance sheet of InFocus Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended, and the related financial statement schedule, which report appear in the December 31, 2002 annual report on Form 10-K of InFocus Corporation, incorporated herein by reference.

Our report refers to our audit of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), as more fully described in Note 1 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

/s/ KPMG, LLP

Portland, Oregon,

June 3, 2003